FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 30, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

[Translation of Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on July 30, 2012]

1.	Reason for Submission

As a change in Representative Executive Officers has been resolved at the Board of Directors meeting held on July 26, 2012, the Company hereby files this Extraordinary Report pursuant to Article 24-5, Clause 4 of Financial Instruments and Exchange Act and Article 19, Clause 2, Item 9 of Cabinet Office Ordinance on Disclosure of Corporate Information, Etc.

2.	Matters Reported

(1) Representative Executive Officers to retire

Name (Date of Birth)	New Title and Position	Former Title and Position	Number of Shareholdings (in hundreds)	Date of Change
Kenichi Watanabe (Oct. 28, 1952)	Senior Adviser	Director, Representative Executive Officer and Group CEO	1,755	Jul. 31, 2012
Takumi Shibata (Jan. 8, 1953)	Adviser	Director, Representative Executive Officer and Group COO, Chairman and CEO of Wholesale	1,586	Jul. 31, 2012

(2) Representative Executive Officers to be appointed

Title and Position	Name (Date of Birth)	Date of Change	Number of Shareholdings (in hundreds)	Brief Personal History

Representative Executive Officer	Koji Nagai	Aug. 1, 2012	1,115	Apr. 1981	Joined the Company
(Group CEO)	(Jan. 25, 1959)			Apr. 2003	Director of Nomura Securities Co., Ltd.
				Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
				Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
				Oct. 2008	Senior Corporate Managing Director (Senior Managing Director) of Nomura Securities Co., Ltd.
				Apr. 2009	Executive Managing Director and Executive Vice President (Senior Managing Director) of Nomura Securities Co., Ltd.
				Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
				Apr. 2012	Senior Managing Director Director and President of Nomura Securities Co., Ltd. (Current)

Representative Executive Officer	Atsushi Yoshikawa	Aug. 1, 2012	369	Apr. 1978	Joined the Company
(Group COO, Wholesale CEO)	(Apr. 7, 1954)			Jun. 2000	Director Co-President of Nomura Securities International Inc.

				Oct. 2001	Director of Nomura Securities Co., Ltd.

				Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.

				Apr. 2004	Executive Managing Director Executive Managing Director of Nomura Asset Management Co., Ltd.

				Apr. 2005	Executive Managing Director Executive Vice President of Nomura Asset Management Co., Ltd.

				Apr. 2006	Executive Vice President of Nomura Asset Management Co., Ltd.

				Apr. 2008	Director and President of Nomura Asset Management Co., Ltd. Asset Management CEO

				Oct. 2008	Executive Managing Director Asset Management CEO Director, President & CEO of Nomura Asset Management Co., Ltd.

				Jun. 2011	Executive Vice President (Senior Managing Director) CEO for Americas Region CEO and President of Nomura Holding America Inc. (New York)

Oct. 2011

Executive Vice President (Senior Managing Director) (Current)

CEO for Americas Region (Current)

CEO and President of Nomura Holding America Inc. (New York) (Current)

Chairman and CEO of Nomura Securities International Inc. (Current)

END